SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MERIX CORPORATION
(Name of Subject Company)

MERIX CORPORATION
(Name of Filing Persons (Offeror))

4% Convertible Senior Subordinated Notes due 2013	590049AB8 and 590049AA0
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Michael Burger
Chief Executive Officer
Merix Corporation
15725 SW Greystone Court, Suite 200
Beaverton, Oregon  97006
(503) 716-3700
 (Name Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

Alan Talkington

Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, California 94105
(415) 773-5700

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid: _____________	Filing Party: _____________
Form of Registration No.: _____________	Date File: _____________

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

MERIX CORPORATION
4% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2013
(CUSIP NOs. 590049AB8 and 590049AA0)

January 8, 2010
Dear Holder:

Our records indicate that you are a holder of 4% Convertible Senior Subordinated Notes due 2013 of Merix Corporation (the “Notes”).  Merix Corporation (“Merix”) has advised us that it has entered into that certain Agreement and Plan of Merger, dated as of October 6, 2009 (as it may be amended or supplemented from time to time, the “Merger Agreement”), with Viasystems Group, Inc., a  Delaware corporation (“Viasystems”), and Maple Acquisition Corp., an Oregon corporation and a wholly owned subsidiary of Viasystems (“Merger Sub”), pursuant to which Merix will merge with Merger Sub and become a wholly owned subsidiary of Viasystems (the “Merger”) and shares of Merix common stock outstanding at the closing of the Merger will be converted into the right to receive Viasystems common stock at the effective time of the Merger in accordance with the Merger Agreement.

In accordance with Section 14.2(1) of the Indenture, dated as of May 16, 2006 (the “Indenture”), by and between Merix and U.S. Bank National Association (the “Trustee”), notice is hereby given that if Merix’s shareholders approve the Merger Agreement and the related Plan of Merger and the Merger is consummated, a Fundamental Change (as defined in the Indenture) will occur under the Indenture.  Merix has advised that if such shareholder approval is obtained, it anticipates that the Merger will be consummated and the effective time of the Merger will occur on or about February 9, 2010. Pursuant to Section 14.1 of the Indenture, Holders of the Notes are expected to have the right upon the occurrence of the Merger to require all or a portion of their Notes to be repurchased at a purchase price equal to 100% of the aggregate principal amount of their Notes to be repurchased plus interest accrued but unpaid to, but excluding, the Repurchase Date (as defined in the Indenture).

Merix has advised that there can be no assurance that the Merger will be consummated on or about the date indicated herein, or at all. However, in accordance with the Indenture, notice is being provided hereby of the anticipated effective date for the Merger that would constitute a Fundamental Change under the Indenture.

This notice is being provided to you pursuant to Sections 12.6 and 14.2(1) of the Indenture in anticipation of the anticipated effective date of the Merger. This notice also will constitute notice under any other section of the Indenture, to the extent notice is required under such section and this notice satisfies such requirements.

Additional Information

If the Merger occurs, Merix plans to file with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO in connection with its obligation to offer to repurchase the Notes as a result of the Fundamental Change. The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The tender offer statement will contain important information about the Notes, the repurchase offer and related matters. Holders of the Notes are urged to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) carefully when it becomes available. The tender offer statement (when it is available) and other documents filed by Merix are or will be available free of charge at the SEC’s Internet site (http://www.sec.gov). These documents are or will also be available for free by directing a request when the tender offer statement filing is made to Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations.

By: U.S. BANK NATIONAL ASSOCIATION,
as Trustee under the Indenture on behalf of
Merix Corporation